

November 4, 2010

Daniel R. Sink
Executive Vice President and Chief Financial Officer
Kite Realty Group Trust
30 S. Meridian Street, Suite 1100
Indianapolis, IN 46204

    Re: Kite Realty Group Trust
           Form 10-K for the Fiscal Year ended December 31, 2009
           Filed March 16, 2010
           File No. 001-32268

Dear Mr. Sink:

    We have completed our review of your filings and do not have any further comments at this time.

           Sincerely,

           Daniel Gordon
           Branch Chief